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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70241

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/17/19 (MM/DD/YY) AND ENDING 9/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Disruptive Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Century Park East, Ste 2220
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Meyers (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 5th Ave (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Mates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Disruptive Securities, LLC, as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO/CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 20 day of November, 20 20, by
Date *Month* *Year*

(1) Christopher Mates

(and (2) ______).

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

PRISCILLA SOETANTO
Notary Public - California
Los Angeles County
Commission # 2246754
My Comm. Expires Jun 18, 2022

Place Notary Seal and/or Stamp Above

Signature ______
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

M1304-08 (09/19)

Disruptive Securities, LLC

Report on Audit of Financial Statement

As of September 30, 2020

Contents

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Disruptive Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Disruptive Securities, LLC as of September 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Disruptive Securities, LLC as of September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Disruptive Securities, LLC's management. Our responsibility is to express an opinion on Disruptive Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Disruptive Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CITRINCOOPERMAN®
Accountants and Advisors

Emphasis of Matter - Uncertainty

As discussed in Note 7, during 2020 the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." Given the uncertainty of the situation, the duration of business disruption and related financial impact cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.

Citrin Cooperman & Company, LLP

We have served as Disruptive Securities, LLC's auditor since 2020.
New York, New York
November 20, 2020

Disruptive Securities, LLC

Statement of Financial Condition
September 30, 2020

ASSETS

Cash	$ 1,701,110
Accounts receivable	153,695
Prepaid expenses and other assets	7,542
TOTAL ASSETS	$ 1,862,347

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 34,113
Due to affiliate	45,970
Deferred revenue	515,167
TOTAL LIABILITIES	595,250
Member's Equity	1,267,097
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,862,347

See accompanying notes to financial statement

1. Organization and Nature of Business

Disruptive Securities, LLC (The "Company"), a Delaware Limited Liability Company that was formed on September 24, 2018, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective October 23, 2019. The Company does not clear trades nor carry customer accounts. The Company conducts investment banking activities, placement agent services, and corporate advisory services, and does not take custody of customer cash or securities. The Company maintains offices in New York and Los Angeles.

The Company is a wholly owned subsidiary of DTA Master, LLC.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

Cash
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Income Taxes
The Company is treated as a disregarded entity and has no direct federal, state, or city tax liabilities through September 30, 2020.

The Company has adopted the tax provisions of Accounting for Uncertain Income Taxes which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statement and provides guidance on de-recognition, classification, and interest and penalties. Under this guidance, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. At September 30, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

4. Related Party Transactions

The Company has entered into an expense sharing arrangement with an affiliate and incurs a monthly allocation of rent, wages and overhead costs from this affiliate. This allocation was determined based upon the square footage needed by the Company to operate and the utilization of employee personnel to effectively manage the activities of the Company. As of September 30, 2020 the intercompany balance owed to the affiliate was $45,970, in accordance with a written expense sharing agreement with Disruptive Technology Advisors LLC ("DTA"). In accordance with the expense sharing agreement, the Company pays the allocated expenses within 30 days of receipt of the invoice from DTA.

5. Accounts Receivable

The Company's accounts receivable of $153,695 consist primarily of amounts due for placement fees. Accounts receivable are carried at net realizable value. Fees receivable are presented on the Statement of Financial Condition net of estimated uncollectible amounts. The Company records an allowance for estimated uncollectible accounts in an amount approximating anticipated losses. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts appears doubtful. Management has determined that no allowance is necessary at September 30, 2020.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At September 30, 2020, the Company had net capital of $1,105,860, which was $1,031,454 in excess of its required minimum net capital of $74,406. The Company's aggregate indebtedness to net capital ratio was 53.8%.

7. Coronavirus Disease 2019 ("Covid-19 Pandemic")

The Company continues to monitor the effects of the COVID-19 Pandemic both on a national level as well as regionally and locally and is responding accordingly. In addition, we continue to provide frequent communications to clients, employees, and regulators. In early March 2020, the vast majority of our employees began to work remotely with only "essential" employees reporting to our offices. We accomplished this by significantly expanding the use of technology infrastructure that facilitates remote operations. Our ability to avoid significant business disruptions is reliant on the continued ability to have the vast majority of employees work remotely. To date, there have been no significant disruptions to our business or control processes as a result of this dispersion of employees. Recent outbreaks in various states indicate that COVID-19 will continue to impact the economy and, by extension, our business, well into 2021. We currently anticipate that a large number of our employees will continue to work remotely for the indefinite future.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between October 1, 2020 and November 20, 2020, which is the date the financial statement was available to be issued, for possible disclosure and recognition in the financial statement.